===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                       FELCOR LODGING TRUST INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------


                                   31430F101
                                 (CUSIP Number)

                           SCH MINORITY HOLDINGS, LLC
                          SIX CONTINENTS HOTELS, INC.
                            BRISTOL HOTELS & RESORTS
                               SIX CONTINENTS PLC
                      (Names of Persons Filing Statement)

                                PAUL R. KINGSLEY
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                October 1, 2002
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

     Check the following box if a fee is being paid with this statement: |_|

===============================================================================

                                  SCHEDULE 13D

------------------------                            ----------------------------
CUSIP No.  31430F101                                   Page 2 of 15 Pages
------------------------                            ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SIX CONTINENTS PLC
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UK
-------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER

                                            10,032,428
                                   --------------------------------------------
                                        8   SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH       --------------------------------------------
                                        9   SOLE DISPOSITIVE POWER

                                            10,032,428
                                   --------------------------------------------
                                        10  SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,032,428
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        |_|
      SHARES*

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                            ----------------------------
CUSIP No.  31430F101                                   Page 3 of 15 Pages
------------------------                            ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCH MINORITY HOLDINGS LLC
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
-------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER


                                   --------------------------------------------
                                        8   SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH              7,161,697
       REPORTING PERSON WITH       --------------------------------------------
                                        9   SOLE DISPOSITIVE POWER


                                   --------------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            7,161,697
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,161,697
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        |_|
      SHARES*

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                            ----------------------------
CUSIP No.  31430F101                                   Page 4 of 15 Pages
------------------------                            ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SIX CONTINENTS HOTELS, INC.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
-------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER


                                   --------------------------------------------
                                        8   SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH              2,457,046
       REPORTING PERSON WITH       --------------------------------------------
                                        9   SOLE DISPOSITIVE POWER


                                   --------------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            2,457,046
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,457,046
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        |_|
      SHARES*

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                            ----------------------------
CUSIP No.  31430F101                                   Page 5 of 15 Pages
------------------------                            ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRISTOL HOTELS & RESORTS
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|

-------------------------------------------------------------------------------
  3   SEC USE ONLY


-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
-------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER


                                   --------------------------------------------
                                        8   SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH              413,685
       REPORTING PERSON WITH       --------------------------------------------
                                        9   SOLE DISPOSITIVE POWER


                                   --------------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            413,685
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      413,685
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        |_|
      SHARES*

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on November 9, 1998 by Holiday Corporation, a Delaware corporation ("HC"), Bass America, Inc., a Delaware corporation ("BAI"), and Bass PLC, a public limited company organized under the laws of England and Wales ("Bass"), as amended by Amendment No. 1 to the Schedule 13D filed with Commission on February 29, 2000, relating to the shares (the "Shares") of Common Stock, $0.01 par value per share, of FelCor Lodging Trust Incorporated, a Maryland corporation (the "Issuer").

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

   Item 2.  Identity and Background.

     Item 2 is amended by amending and restating such Item in its entirety as follows:

     "The name of the persons filing this statement are SCH Minority Holdings, LLC, a Delaware limited liability company ("SCHMH"), Six Continents Hotels, Inc., a Delaware corporation ("SCH"), Bristol Hotels & Resorts, a Delaware corporation ("Bristol"), and Six Continents PLC, a public limited company organized under the laws of England and Wales ("Six Continents", and together with SCHMH, SCH and Bristol, the "Six Continents Entities" or the "Reporting Persons").

     The address of the principal business and the principal office of SCHMH is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of SCHMH is set forth on Schedule A.

     The address of the principal business and the principal office of SCH is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of SCH is set forth on Schedule B.

     The address of the principal business and the principal office of Bristol is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Bristol is set forth on Schedule C.

     The address of the principal business and the principal office of Six Continents is 20 North Audley Street, London W1K 6WN, United Kingdom. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Six Continents is set forth on Schedule D.

     Six Continents is a public limited company organized under the laws of England and Wales and is the ultimate parent of SCHMH, SCH and Bristol. The business of Six Continents and its subsidiaries comprises the ownership, management, leasing and franchising of hotels and resorts; the ownership and management of pubs, restaurants, bowling centers and leisure venues; and the production and distribution of soft drinks. The sole activity of SCHMH is the ownership of Shares. SCH owns, operates and franchises hotels under the names "Crowne Plaza", "Holiday Inn", "Holiday Inn Express" and "Staybridge Suites". Bristol leases and manages hotels in North America.

     Effective July 27, 2001, Bass PLC changed its corporate name to Six Continents PLC. In connection with the name change to Six Continents PLC, (i) Bass America, Inc. changed its corporate name to SixCo America, Inc. ("SCA") effective October 17, 2001 and (ii) Bass Hotels & Resorts, Inc. changed its corporate name to Six Continents Hotels, Inc. effective July 30, 2001.

     During the last five years, none of the Six Continents Entities, nor any other person controlling, controlled by or under common control with the Six Continents Entities, nor to the best of their knowledge, any of the persons listed on Schedules A, B, C and D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

   Item 4.  Purpose of Transaction.

     Item 4 is amended by inserting the following paragraphs immediately after the fourth paragraph thereof:

     "Upon consummation of the transactions contemplated by the Bristol Merger Agreement on April 6, 2000, Six Continents acquired beneficial ownership of 100% of the issued and outstanding share capital of Bristol.

     Pursuant to a Contribution Agreement, dated as of October 16, 2000, by and among SCA, FLLP and the Issuer (the "Second Contribution Agreement"), on November 1, 2000 SCA contributed 1,000,000 Shares (the "Additional Contributed Shares") to FLLP in exchange for 1,000,000 units of limited partnership interest in FLLP (the "Second Contribution"). The primary reason for the Second Contribution was to reduce the Six Continents Entities' percentage ownership interest in the Issuer in order to permit the Issuer to conduct a share repurchase program without adverse tax consequences to the Issuer. As a result of the Second Contribution, the Six Continents Entities decreased their ownership interest in the Issuer from approximately 8.1% to approximately 7.2%.

     Pursuant to a Leasehold Acquisition Agreement, dated October 12, 2000, by and among a predecessor company of Six Continents Hotels Operating Corp., an indirect wholly-owned subsidiary of Six Continents ("SCHOP"), and the Issuer (the "First Leasehold Acquisition Agreement"), on January 1, 2001 various wholly- owned subsidiaries of Bristol (the "Bristol Tenant Companies") transferred leases and related management contracts with respect to twelve of the Issuer's hotels that were not Six Continents-branded hotels, to the Issuer in exchange for the issuance of an aggregate of 413,585 Shares by the Issuer to the Bristol Tenant Companies (the "First Leasehold Exchange"). The First Leasehold Exchange, together with the Second Leasehold Exchange described below, were intended to qualify, and were treated by Six Continents, as one or more reorganizations within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of the First Leasehold Exchange, the Six Continents Entities increased their ownership interest in the Issuer from approximately 7.2% to approximately 8.2%.

     Pursuant to a Leasehold Acquisition Agreement, dated March 30, 2001, by and among a predecessor company of SCHOP and the Issuer (the "Second Leasehold Acquisition Agreement"), on July 1, 2001 the Bristol Tenant Companies transferred leases with respect to 88 of the Issuer's hotels to a subsidiary of the Issuer in exchange for (i) the issuance of an aggregate of 100 Shares by the Issuer to the Bristol Tenant Companies, and (ii) the execution of long-term management agreements with respect to those 88 hotels (the "Second Leasehold Exchange"). The Second Leasehold Exchange, together with the First Leasehold Exchange described above, were intended to qualify, and were treated by Six Continents, as one or more reorganizations within the meaning of Section 368(a)(1)(C) of the Code. The Six Continents Entities' ownership interest in the Issuer remained at approximately 8.2% after consummation of the Second Leasehold Exchange.

     Effective September 30, 2001, each of the Bristol Tenant Companies was merged with and into Bristol (the "Bristol Tenant Companies Merger"). As a result of the Bristol Tenant Companies Merger, Bristol became the record owner of the 413, 685 Shares previously held of record by the Bristol Tenant Companies.

     Effective October 1, 2002, SCA was merged with and into SCHOP. As successor in interest to SCA as a result of the merger, SCHOP became the record holder of 1,448,512 Shares and 5,713,185 Units. In connection with this merger, SCHOP executed a joinder agreement, pursuant to which SCHOP agreed to be bound by the provisions of the Stockholders' and Registration Rights Agreement.

     Pursuant to an Exchange Agreement, dated as of October 1, 2002, by and among the Issuer, FLLP and SCHOP (the "Exchange Agreement"), SCHOP transferred to the Issuer 5,713,185 Units in exchange for the issuance by the Issuer of 5,713,185 Shares to SCHOP. In connection with the transactions contemplated by the Exchange Agreement, the Issuer's Board of Directors exempted the Six Continents Entities from certain provisions in the

Issuer's Articles of Amendment and Restatement that prohibit ownership by any person of more than 9.9% of the outstanding Shares. This exemption is subject to certain conditions, including the condition that Six Continents and its subsidiaries not own more than the greater of (i) 10,032,428 Shares, or (ii) 18% of the number of Shares outstanding at any time. As a result of the exchange, the Six Continents Entities increased their ownership interest in the Issuer from approximately 8.2% to approximately 17.1%.

     Effective October 1, 2002, SCHOP transferred 7,161,697 Shares to SCHMH. In connection with this transfer, SCHMH executed a joinder agreement, pursuant to which SCHMH agreed to be bound by the provisions of the Stockholders' and Registration Rights Agreement."

   Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

          "(a)(i) For the purpose of Rule 13d-3 promulgated under the Exchange Act, SCHMH beneficially owns 7,161,697 Shares, representing approximately 12.2% of the outstanding Shares of the Issuer;

          (a)(ii) For the purpose of Rule 13d-3 promulgated under the Exchange Act, SCH beneficially owns 2,457,046 Shares, representing approximately 4.2% of the outstanding Shares of the Issuer;

          (a)(iii) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Bristol beneficially owns 413,685 Shares, representing approximately 0.7 % of the outstanding Shares of the Issuer; and

          (a)(iv) Six Continents, the indirect parent of SCHMH, SCH and Bristol, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 10,032,428 Shares (the Shares owned by SCHMH, SCH and Bristol), representing approximately 17.1% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of the Six Continents Entities, nor any other person controlling, controlled by or under common control with, the Six Continents Entities, nor, to the best of their knowledge, any persons named in Schedules A, B, C or D hereto owns beneficially any Shares.

          (b)(i) SCHMH has shared power to vote and to dispose of 7,161,697 Shares.

          (b)(ii) SCH has shared power to vote and to dispose of 2,457,046
     Shares.

          (b)(iii) Bristol has shared power to vote and dispose of 413,685
     Shares.

          (b)(iv) Six Continents has shared power to vote and to dispose of 10,032,428 Shares.

          (c) None.

          (d) Inapplicable.

          (e) Inapplicable."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraphs immediately after the final paragraph thereof:

     "On October 16, 2000, SCA, FLLP and the Issuer entered into the Second Contribution Agreement described in Item 4 above. Pursuant to the Second Contribution Agreement, SCA contributed 1,000,000 Shares to FLLP in exchange for 1,000,000 Units. Subject to certain conditions set forth in the Contribution Agreement, SCA may redeem the Units issued to it by FLLP at any time in exchange for, at the Issuer's sole discretion, an amount of cash or the 1,000,000 Shares that it contributed pursuant to the Second Contribution.

     On October 12, 2000, a predecessor company of SCHOP and the Issuer entered into the First Leasehold Acquisition Agreement described in Item 4 above. Pursuant to the First Leasehold Acquisition Agreement, on January 1, 2001 the Bristol Tenant Companies transferred leases and related management contracts with respect to twelve of the Issuer's hotels to the Issuer in exchange for the issuance of an aggregate of 413,585 Shares by the Issuer to the Bristol Tenant Companies.

     On March 30, 2001, a predecessor company of SCHOP and the Issuer entered into the Second Leasehold Acquisition Agreement described in Item 4 above. Pursuant to the Second Leasehold Acquisition Agreement, on July 1, 2001 the Bristol Tenant Companies transferred leases with respect to 88 of the Issuer's hotels to a subsidiary of the Issuer in exchange for (i) the issuance of an aggregate of 100 Shares by the Issuer to the Bristol Tenant Companies, and (ii) the execution of long-term management agreements with respect to those 88 hotels.

     In connection with the merger of SCA with and into SCHOP described in Item 4 above, SCHOP entered into a joinder agreement, pursuant to which SCHOP agreed to be bound by the provisions of the Stockholders' and Registration Rights Agreement.

     On October 1, 2002, SCHOP, FLLP and the Issuer entered into the Exchange Agreement described in Item 4 above. Pursuant to the Exchange Agreement, SCHOP transferred to the Issuer 5,713,185 Units in exchange for the issuance by the Issuer of 5,713,185 Shares to SCHOP. In connection with the transactions contemplated by the Exchange Agreement, the Issuer's Board of Directors exempted the Six Continents Entities from certain provisions in the Issuer's Articles of Amendment and Restatement that prohibit ownership by any person of more than 9.9% of the outstanding Shares. This exemption is subject to certain conditions, including the condition that Six Continents and its subsidiaries not own more than the greater of (i) 10,032,428 Shares, or (ii) 18% of the number of Shares outstanding at any time.

     In connection with the transfer of Shares by SCHOP to SCHMH described in
Item 4 above, SCHMH entered into a joinder agreement, pursuant to which SCHMH agreed to be bound by the provisions of the Stockholders' and Registration Rights Agreement."

   Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended by adding the following language at the end thereof:

     "Exhibit 4:    Contribution Agreement, dated as of October 16, 2000, by
                    and among SCA, FLLP and the Issuer.

     Exhibit 5: Leasehold Acquisition Agreement, dated as of October 12, 2000, by and among Bass (U.S.A.) Incorporated, in its individual capacity and on behalf of its subsidiaries and affiliates, and the Issuer, in its individual capacity and on behalf of its subsidiaries and affiliates.

     Exhibit 6: Leasehold Acquisition Agreement, dated as of March 30, 2001, by and among Bass (U.S.A.) Incorporated, in its individual capacity and on behalf of its subsidiaries and affiliates, and the Issuer, in its individual capacity and on behalf of its subsidiaries and affiliates (including as an exhibit thereto the form of Management Agreement for Six Continents-branded hotels) (incorporated herein by reference to Exhibit 10.28 of the Issuer's Form 10-Q for the quarter ended March 31, 2001).

     Exhibit 7:     Joinder Agreement, dated as of October 1, 2002, by SCHOP.

     Exhibit 8: Exchange Agreement, dated as of October 1, 2002, by and among the Issuer, FLLP and SCHOP.

     Exhibit 9:     Joinder Agreement, dated as of October 1, 2002, by SCHMH.

     Exhibit 10:    Power of Attorney, dated October 8, 2002."

   Schedules

     Schedule A is deleted in its entirety and replaced with Schedule A attached hereto.

     Schedule B is deleted in its entirety and replaced with Schedule B attached hereto.

     Schedule C is deleted in its entirety and replaced with Schedule C attached hereto.

     Schedule D is deleted in its entirety and replaced with Schedule D attached hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2002

                                 SCH MINORITY HOLDINGS, LLC


                                 By:  /s/ Michael L. Goodson
                                    -------------------------------------------
                                    Name:  Michael L. Goodson
                                    Title: President


                                 SIX CONTINENTS HOTELS, INC.


                                 By:  /s/ Michael L. Goodson
                                    -------------------------------------------
                                    Name:  Michael L. Goodson
                                    Title: Senior Vice President, Americas
                                             Finance & Business Development


                                 BRISTOL HOTELS & RESORTS


                                 By:  /s/ Robert J. Chitty
                                    -------------------------------------------
                                    Name:  Robert J. Chitty
                                    Title: Vice President Tax and Treasurer


                                 SIX CONTINENTS PLC


                                 By:  /s/ Michael L. Goodson
                                    -------------------------------------------
                                    Name:  Michael L. Goodson
                                    Title: Attorney-in-fact

                                                                     SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF SCHMH

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SCHMH are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.


                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(1) of Employer
----------------------------------  --------------------------------------------

Directors

Michael L. Goodson................  Director and President of SCHMH; Senior
                                    Vice President, Americas Finance & Business
                                    Development.

Robert J. Chitty..................  Director and Vice President, Tax &
                                    Treasurer of SCHMH; Vice President, Tax &
                                    Treasurer.

Julian Fortuna....................  Director of SCHMH; Vice President & General
                                    Tax Counsel.



                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(2) of Employer
----------------------------------  --------------------------------------------

Executive Officers
(Who Are Not Directors)

Not Applicable.




---------
     (1) Same address as director's or officer's business address except where indicated.

     (2) Same address as director's or officer's business address except where indicated.

                                                                     SCHEDULE B

                    DIRECTORS AND EXECUTIVE OFFICERS OF SCH

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SCH are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 100, Atlanta, GA 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.


                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(1) of Employer
----------------------------------  --------------------------------------------

Directors

W. Douglas Lewis..................  Director, Executive Vice President & Chief
                                    Information Officer.

Michael L. Goodson................  Director, Senior Vice President, Americas
                                    Finance & Business Development.

Stevan D. Porter..................  Director, Chairman and President, Americas,
                                    Six Continents Hotels, Inc.

Robert D. Hill....................  Director and Executive Vice President,
                                    General Counsel and Secretary.

Thomas P. Murray..................  Director, Chief Operating Officer, The
                                    Americas.

Thomas Seddon.....................  Director, Senior Vice President, Americas
                                    Brands Strategy.

Kate S. Stillman..................  Director, Senior Vice President, Americas
                                    Human Resources & Corporate Affairs.


                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(2) of Employer
----------------------------------  --------------------------------------------

Executive Officers
(Who Are Not Directors)

James F. Anhut....................  Senior Vice President, Staybridge Suites.

Angela I. Brav....................  Senior Vice President, Franchise Operations
                                    North America.

Larry L. Burns....................  Senior Vice President, IT Enterprise
                                    System.

Thomas P. Cossuto.................  Senior Vice President, Financial Services.

Vicki K. Gordon...................  Senior Vice President, Corporate Affairs.

Jonathan D. Kurnit................  Senior Vice President, Franchise & Real
                                    Estate Development.

Robert J. Chitty..................  Treasurer and Vice President, Tax and
                                    Treasurer.

James L. Kacena...................  Vice President & General Counsel -
                                    Development & Acquisitions and Assistant
                                    Secretary.

Morton H. Aronson.................  Vice President & General Counsel -
                                    Franchising Holiday Inn Division and
                                    Assistant Secretary.


---------
   (1) Same address as director's or officer's business address except where indicated.

   (2) Same address as director's or officer's business address except where indicated.

                                                                     SCHEDULE C

                  DIRECTORS AND EXECUTIVE OFFICERS OF BRISTOL

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bristol are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to SCH. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(1) of Employer
----------------------------------  --------------------------------------------

Directors

W. Douglas Lewis..................  Director of Bristol; Executive Vice
                                    President & Chief Information Officer.

Robert D. Hill....................  Director of Bristol; Executive Vice
                                    President, General Counsel and Secretary.

Robert J. Chitty..................  Director and Vice President and Treasurer
                                    of Bristol; Treasurer and Vice President,
                                    Tax and Treasurer.

James L. Kacena...................  Director of Bristol; Vice President &
                                    General Counsel - Development &
                                    Acquisitions and Assistant Secretary.


                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(2) of Employer
----------------------------------  --------------------------------------------

Executive Officers
(Who Are Not Directors)

John Longstreet...................  Vice President and Regional Vice President
                                    of Operations - Southwest/Canada.

John P. Tarantini.................  Vice President and Regional Vice President
                                    of Operations - South/Caribbean.

David A. Hom......................  Vice President and Secretary and Vice
                                    President & Associate General Counsel &
                                    Assistant Secretary.



---------
   (1) Same address as director's or officer's business address except where indicated.

   (2) Same address as director's or officer's business address except where indicated.

                                                                     SCHEDULE D

               DIRECTORS AND EXECUTIVE OFFICERS OF SIX CONTINENTS

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Six Continents are set forth below. If no business address is given the director's or officer's business address is 20 North Audley Street, London W1K 6WN, United Kingdom. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Six Continents. Unless otherwise indicated, all of the persons listed below are citizens of the United Kingdom.

                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(1) of Employer
----------------------------------  --------------------------------------------

Directors

Sir Ian Prosser...................  Chairman; Non-Executive Deputy Director of
                                    BP plc and Non-Executive Director of Glaxo
                                    SmithKline plc.

Roger Carr........................  Non-Executive Director; Chairman of Chubb
                                    PLC and a Non-Executive Director of
                                    Centrica PLC and Cadbury Schweppes PLC.

Tim Clarke........................  Chief Executive; Non-Executive Director of
                                    Debenhams plc.

Robert C. Larson..................  Non-Executive Director; Managing Director
                                    of Lazard and Chairman of Lazard Freres
                                    Real Estate Investors, LLC.; U.S. Citizen.

Sir Geoffrey Mulcahy..............  Non Executive Director; Group Chief
                                    Executive of Kingfisher plc.

Richard North.....................  Director and Group Finance Director and
                                    Chairman of Britvic Soft Drinks;
                                    Non-Executive Director of Leeds United plc and FelCor Lodging Trust Incorporated.

Thomas R. Oliver..................  Director and Chairman and Chief Executive
                                    Officer of Six Continents Hotels, Inc.
                                    (Three Ravinia Drive, Suite 100, Atlanta,
                                    Georgia 30346); U.S. Citizen.

Bryan Sanderson...................  Non-Executive Director; Chairman of BUPA
                                    and Sunderland PLC.

Sir Howard Stringer...............  Non-Executive Director; Chief Executive
                                    Officer of Sony Corporation of America.

Karim Naffah......................  Strategy Director.

Richard Winter....................  Group Company Secretary and General Counsel.


                                           Present Principal Occupation
    Name and Business Address        Including Name and Address(2) of Employer
----------------------------------  --------------------------------------------

Executive Officers
(Who Are Not Directors)

Not Applicable.



---------
   (1) Same address as director's or officer's business address except where indicated.

   (2) Same address as director's or officer's business address except where indicated.